Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File No. 333-287056 and 333-287056-01

Relating to Preliminary Prospectus Supplement dated May 12, 2025 to Prospectus dated May 7, 2025

First Industrial, L.P.

Pricing Term Sheet

Issuer:	First Industrial, L.P.

Guarantor:	First Industrial Realty Trust, Inc.

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 (stable) / BBB (stable) / BBB+ (stable)

Security:	5.250% Senior Notes due 2031

Aggregate Principal Amount Offered:	$450,000,000

Maturity Date:	January 15, 2031

Interest Rate:	5.250%

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2026

Price to Public:	99.265% of the aggregate principal amount

Yield to Maturity:	5.399%

Benchmark Treasury:	3.875% due April 30, 2030

Spread to Benchmark Treasury:	+130 basis points

Benchmark Treasury Price/ Yield:	99-00 / 4.099%

Optional Redemption:	In full or in part at any time, prior to December 15, 2030 (“Par Call Date”), make whole call based on U.S. Treasury plus 20 bps to the Par Call Date, and, on or after the Par Call Date, redeemable at 100% of the principal amount plus accrued and unpaid interest to the redemption date.

Trade Date:	May 12, 2025

Settlement:	T+2; May 14, 2025; under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is one business day preceding the settlement date will be required, by virtue of the fact that the Notes initially settle in T+2 to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their advisors.

CUSIP/ISIN:	32055RAS6 / US32055RAS67

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:

J.P. Morgan Securities LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

BofA Securities, Inc.

Citigroup Global Markets Inc.

Fifth Third Securities, Inc.

Regions Securities LLC

U.S. Bancorp Investments, Inc.

Co-Manager:	Samuel A. Ramirez & Company, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

First Industrial, L.P. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, PNC Capital Markets LLC at (855) 881-0697, RBC Capital Markets, LLC at (866) 375-6829 and Wells Fargo Securities, LLC at 1-800-645-3751 or by emailing wfscustomerservice@wellsfargo.com.